EXHIBIT 10.87

CONNECTICUT VALLEY ELECTRIC COMPANY INC.
RESTRUCTURING

Settlement Agreement
by and between
Connecticut Valley Electric Company Inc.
Central Vermont Public Service Corporation
The Governor's Office of Energy and Community Services
The Staff of the New Hampshire Public Utilities Commission
Office of the Consumer Advocate
The City of Claremont, New Hampshire
New Hampshire Legal Assistance

I.	INTRODUCTION
1.1.

This Settlement Agreement (the "Agreement") is entered into as of this 31st day of January, 2003 by and between Connecticut Valley Electric Company Inc. ("CVEC"); its parent, Central Vermont Public Service Corporation ("CVPS"); the Governor's Office of Energy and Community Services ("ECS"); the Staff of the New Hampshire Public Utilities Commission ("Commission Staff"); the Office of the Consumer Advocate ("OCA"); the City of Claremont, New Hampshire ("Claremont"); and New Hampshire Legal Assistance ("NHLA"). This Agreement is one part of a three part series of interrelated and interdependent agreements (the "Three Agreements") that also includes: (i) a Purchase and Sale Agreement between CVEC, CVPS and Public Service Company of New Hampshire ("PSNH"); and (ii) an Agreement between PSNH, ECS, Commission Staff, OCA, Claremont and NHLA.

1.2.

On November 26, 2002, the Parties to this Agreement negotiated and executed a Term Sheet as part of a series of negotiations that also included PSNH and that were intended to result in a comprehensive settlement of issues related to the restructuring of the provision of electric service in the CVEC service territory. At that time, the Parties agreed to negotiate in good faith to finalize this Settlement Agreement based upon the terms set forth in that Term Sheet. The Three Agreements are the result of those subsequent negotiations.

1.3.

The overarching intent of the Three Agreements is to resolve all issues pertaining to CVEC and CVPS arising from the electric industry restructuring proceeding of the New Hampshire Public Utilities Commission (the "Commission") Docket No. DR 96-150, as well as the other dockets and litigation described in Section VII hereof. This resolution will be accomplished through a series of transactions which will culminate in the purchase of CVEC's retail electric business in New Hampshire by PSNH; the termination of retail electric service in New Hampshire by CVEC; the transfer of CVEC's retail customers to PSNH, to be served at established PSNH tariffs; the payment of a negotiated stranded cost fee to CVPS as described in Section III hereof; and other specified payments to CVEC described in Section IV hereof. The transactions described in the Three Agreements are scheduled to close effective January 1, 2004, assuming all necessary approvals are obtained.

1.4.

The Three Agreements are integrated and fully dependent on one another; they have no independent legal significance and no one of them may be implemented without the others. The primary purpose of the instant Agreement is to describe the undertakings of the Parties hereto concerning the treatment of CVPS's stranded costs and the settlement of all outstanding CVEC dockets before the Commission as well as the current federal litigation between CVPS, CVEC and the Commission. The Purchase and Sale Agreement between CVEC, CVPS and PSNH sets forth the basic terms pursuant to which PSNH will acquire the retail electric business of CVEC. The third Agreement, between PSNH, ECS, Commission Staff, OCA, Claremont and NHLA describes how CVEC's retail customers will transition to PSNH rates once the transaction is closed, and sets forth the method by which the costs incurred by PSNH in consummating the transaction will be recovered.

1.5.

The Parties hereto recognize and understand that the mutual undertakings expressed in this Agreement reflect the outcome of their efforts to settle all issues raised in Docket No. DR 96-150, to settle all outstanding federal and state proceedings involving CVEC restructuring, and to resolve other areas of dispute as provided herein. The Parties believe that the terms of this Agreement reflect a reasonable resolution of all these issues that is in the public interest. More specifically, this Agreement is substantially consistent with the restructuring goals set forth in RSA Chapter 374-F, including, but not limited to, near-term rate relief, retail choice, non-discriminatory open access to the electric system, unbundling of rates, equitable benefits for all customer classes, electricity prices that narrow the rate gap for New Hampshire customers as compared to the rest of New England, universal service and energy efficiency commitments, and stranded cost mitigation and rates that are appropriate, equitable and balanced.

II.	THE SALE OF CVEC'S ELECTRIC BUSINESS TO PSNH
2.1

As set forth in the Purchase and Sale Agreement entered into as of January 31, 2003 between CVEC, CVPS and PSNH, at the closing of the transactions described in the Three Agreements, CVEC shall sell, and PSNH shall purchase, substantially all of CVEC's New Hampshire electric business, including the franchises held by CVEC and substantially all of CVEC's real, personal and intangible property. Effective with the closing, PSNH shall also assume all going-forward power purchase obligations of CVEC for the following Qualifying Facility Contracts: NH/VT Refuse Facility (Wheelabrator), Pettyboro, Bath Electric, Celly Mills and Eastman Brook. Said purchase and sale is contingent on, among other things, Commission approval of the Three Agreements, satisfaction of the requirements specified in the Three Agreements, and the closing of the transactions described in both this Agreement and the Agreement between PSNH, ECS, Commission Staff, OCA, Claremont and NHLA.

2.2

The transactions described in the Three Agreements are scheduled to close on January 1, 2004. In the event that the closing date is changed (either accelerated or delayed), the Purchase and Sale Agreement sets forth the method by which the purchase price to be paid by PSNH will be adjusted, and Section IX hereof sets forth the adjustment mechanism for changes in the stranded cost payment to be made to CVPS upon closing.

III.	RS-2 STRANDED COST PAYMENT
3.1

Pursuant to the terms set forth in the Purchase and Sale Agreement, the RS-2 Rate Schedule, FERC No. 135, between CVPS and CVEC (the "RS-2 Rate Schedule") will be assigned to PSNH effective as of the closing and will thereafter be terminated, subject to adjustments required by PSNH and CVEC/CVPS to effectuate beneficial tax treatment of the transaction. CVEC and CVPS hereby agree that no such adjustments will be made that would adversely affect New Hampshire ratepayers.

3.2

CVEC, CVPS and PSNH expect the closing and termination of service under the RS-2 Rate Schedule to occur on the same day. Assuming the closing occurs on January 1, 2004, CVPS hereby agrees to accept in full satisfaction of any and all its claims for stranded cost reimbursement the sum of $21,000,000, which, for reference purposes only, is effectively 62% of the $33,884,520 awarded it in the April 24, 2001 Initial Decision of the Administrative Law Judge of the Federal Energy Regulatory Commission ("FERC") in Docket No. ER98-1440-000. Pursuant to Section IX hereof, adjustments to the stranded cost payment amount will be made in the event the closing is accelerated or delayed.

	3.3	It is hereby expressly understood and agreed that the stranded cost payment described in subsection 3.2 shall be the sole responsibility of PSNH, and not of the other parties hereto.
IV.	RECOVERY OF CVEC'S RESTRUCTURING COSTS, REGULATORY ASSETS, CERTAIN LITIGATION COSTS AND OTHER OUTSTANDING BALANCES
4.1

In addition to the stranded cost payment provided for in Section III, the Parties hereby agree that CVEC shall be entitled to recover from PSNH the following amounts at the closing and or the appropriate post-closing reconciliation:

		a.	$200,000, representing previously incurred Restructuring Costs in DR 96-150 (at closing).
		b.	The SFAS-109 Regulatory Asset balance on CVEC's books of account as of the closing date (at closing).
c.

To the extent not previously recovered in its 2003 Fuel Adjustment Clause ("FAC")/Purchased Power Cost Adjustment ("PPCA") charges, CVEC's Wheelabrator Litigation Costs in the amount set forth in Paragraph 7 of the Stipulation of Settlement in DE 00-110 (see Section VI, below) (at closing, or if in FAC/PPCA, as part of post-closing adjustment).

4.2

The Parties further agree that CVEC and PSNH shall make appropriate post-closing payments for any outstanding balances (either over- or under-collections) as of December 31, 2003, or other closing date pursuant to subsection 8.1, in the following accounts (post-closing reconciliation): PPCA, FAC, Business Profits Tax Adjustment Percentage ("BPTAP"), Conservation and Load Management Percentage Adjustment ("C&LMPA"), and Tiered Discount Program. See Appendix A for details of each of these accounts, and the post-closing mechanism for their reconciliation. In the event of a closing prior to January 1, 2004, it is agreed and understood that PSNH will continue to bill and collect from customers in CVEC's former service territory, via a special surcharge, an amount designed to recoup any under-recovery of costs in these accounts actually incurred by CVEC.

4.3

It is also agreed by the Parties that the list of items described in subsections 4.1 and 4.2 is comprehensive, and that no other fees or sums will be payable or owing to CVEC or CVPS, and that CVEC and CVPS will owe no fees or sums, whether in the form of rebates, refunds, rate decreases, fines, penalties, bill-backs or otherwise, to, on behalf of, or for the benefit of ratepayers, other than the Wheelabrator-related payment called for in subsection 3.b of the Purchase and Sale Agreement. More specifically, CVEC and CVPS confirm that they hereby waive all claims to reimbursement of unbundling costs, Y2K costs, FERC litigation costs (other than as recovered through the RS-2 Rate Schedule and recovered through the PPCA), or their costs of the so-called Patch litigation in Federal Court.

4.4

The Parties hereto agree that the Commission shall retain jurisdiction sufficient to verify and determine, via an audit to be conducted by or on behalf of the Commission within 45 days after closing (or post-closing reconciliations), the accuracy of the balances and amounts referred to in subsections 4.1 and 4.2. CVEC, CVPS and Commission Staff agree to work in good faith prior to the closing to resolve any issues pertaining to the amounts to be audited and the procedures by which the audit is to be conducted.

4.5

It is expressly agreed and understood that the obligation to reimburse CVEC and/or CVPS for the amounts referenced in subsection 4.1 is the sole responsibility of PSNH, and not of the other parties hereto.

V.	TRANSFER OF CVEC'S CUSTOMERS TO PSNH
	5.1	Upon closing, all of CVEC's retail customers will become customers of PSNH.
5.2

CVEC shall be permitted to prorate its tariff rates over the number of days of service provided by it prior to closing for post-closing, final month billing to its New Hampshire customers. CVEC will use the prorated meter reading difference attributable to the period prior to the closing to prepare a final bill for the customer. CVEC will use its normal final billing protocols to prepare the final bill including the crediting of deposits and accrued interest to the customer's accounts.

VI.	WHEELABRATOR
6.1

In explicit recognition of the extensive benefits provided in the Three Agreements to CVEC customers, implementation of the transactions described therein is hereby conditioned upon the issuance of a final order in the pending Wheelabrator matter (Docket. No. 00-110) approving, without change or condition, the Stipulation of Settlement filed therein on April 29, 2002. Of the parties hereto, CVEC, CVPS, Commission Staff and OCA are already signatories to the Stipulation of Settlement. ECS, Claremont and NHLA hereby express their unqualified support for the Stipulation of Settlement in recognition of the additional benefits to be achieved by the Three Agreements. The Parties hereby agree that CVEC shall be entitled to recover its litigation costs as set forth in Paragraph 7 of the Wheelabrator Settlement Agreement as part of its 2003 FAC/PPCA (see subsection 4.1.c, above), and CVEC hereby confirms that it is responsible for making the Wheelabrator-related payment called for in subsection 3.b of the Purchase and Sale Agreement.

VII.	RELEASES
7.1

Upon closing of the sale of CVEC to PSNH, and assignment of the RS-2 Rate Schedule, CVEC, CVPS and the Commission will petition to dismiss with prejudice all pending litigation and proceedings before the Federal Energy Regulatory Commission (Docket ER98-1440-000) and the Federal District Courts (D.N.H. 97-97-JD/D.R.I. 97-121-L).

7.2

As of the closing, all rate and utility matters within the jurisdiction of the Commission that concern CVEC or CVPS (other than the audit referenced in subsection 4.4, and any matters necessary to implement this Agreement ) shall be dismissed with prejudice with respect to CVEC or CVPS, or CVEC (or CVPS as the case may be) shall be dismissed as a party, which dismissal shall constitute full settlement by the State of New Hampshire of all rate and utility matters within the jurisdiction of the Commission as of the closing date.

VIII.	CLOSING
8.1

Closing of the transactions described in the Three Agreements is scheduled to occur effective January 1, 2004. If the scheduled closing date is changed pursuant to this Section, it shall be done in monthly increments, so as to allow an effective date as of the first of a month. The closing may occur prior to the scheduled effective date only if all the Parties agree in writing and if all regulatory approvals have been obtained. The closing may be deferred beyond the scheduled effective date only if all regulatory approvals have not been obtained and no such approvals have been denied, provided that such extension shall not go beyond July 1, 2004. Thereafter, this Agreement will terminate unless otherwise agreed by all the Parties.

IX.	ADJUSTMENT MECHANISM FOR EARLY OR LATE CLOSING
9.1

In the event that all Parties agree to a closing that occurs prior to January 1, 2004, they further agree that CVPS shall be compensated for additional costs it incurs. This subsection 9.1 sets forth the sole and exclusive method for determining the amount of that compensation. According to the Appendix found at p. 87 of the FERC Administrative Law Judge's April 24, 2001 Initial Decision in Docket ER98-1440-000, CVPS would incur $4,737,898 in stranded costs during 2003, which equates to $394,825 per month. Accordingly, for each month that the closing is advanced, the Parties agree that CVPS shall recover, and PSNH shall remit, an additional $394,825 in stranded costs, over and above the $21,000,000 provided for in Section III hereof. CVPS shall also recover, and PSNH shall remit, an additional $120,000 for each month that the closing is advanced to compensate it for the unrecovered fixed operating costs it would otherwise have recovered through normal charges to CVEC. The Parties agree that any additional payments due to CVPS pursuant to this subsection 9.1 will be the sole responsibility of PSNH, and not of the other parties hereto.

9.2

If the closing occurs prior to January 1, 2004, PSNH may bill and collect any additional stranded cost payments required to be paid by it pursuant to subsection 9.1 via a special surcharge applicable only to customers in CVEC's former service territory.

9.3

If the closing is delayed beyond January 1, 2004, the Parties agree that CVPS will incur a reduced level of stranded costs. Accordingly, for each month that the closing is delayed beyond January 1, 2004, the $21,000,000 to which it would otherwise be entitled upon closing will be reduced by $150,000.

9.4

In recognition of the time value of money, pro-rated interest at the Prime Rate as published in the Federal Reserve Statistical Release H.15 on the fifth (5th) business day prior to the closing date will either (a) be deducted from the $21,000,000 stranded cost balance due and owing to CVPS in the event of an accelerated closing, or (b) be added to the $21,000,000 balance due and owing to CVPS in the event of a delayed closing.

X.	CONDITIONS FOR IMPLEMENTING THE SETTLEMENT
10.1

All conditions set forth in this Section must be met to the reasonable satisfaction of all Parties as a condition precedent to closing, and the Parties hereby agree to take all commercially reasonable measures to ensure fulfillment of these conditions as promptly as possible. The failure of any of these conditions to be fulfilled will result in termination of the Agreement, subject to the provisions of subsection 11.4.

	10.2	The Commission must approve the Three Agreements by a Final Order, without condition or modification.
	10.3	CVPS and CVEC must receive approval from all necessary lenders as may be required under existing financing documents.
10.4

All necessary final approvals, without condition or modification, for other regulatory matters must be obtained, as required, from the Federal Energy Regulatory Commission, the Securities and Exchange Commission, and such other regulatory agencies as may have jurisdiction in this matter.

XI.	MISCELLANEOUS
11.1

The transactions described in the Three Agreements are subject to the jurisdiction of the Commission and the FERC, and such other regulatory agencies as may have jurisdiction in this matter. The Parties agree that any disputes regarding this Agreement will be subject to the jurisdiction of the Commission and the appellate jurisdiction of the New Hampshire Supreme Court; provided, however, that to the extent that there is a dispute among the Parties regarding the jurisdiction of the Commission or any other regulatory agency or court over the determination and recovery of (1) stranded costs caused by state-mandated retail access policies or other state direction, (2) costs charged or incurred under FERC-approved rate schedules, including without limitation, exit fees or termination costs, however defined, (3) other costs or policies affecting the Parties, the Parties view this Agreement as a negotiated resolution of those jurisdictional issues and intend that nothing in this Agreement should resolve those jurisdictional disputes, affect the authority of any regulatory body over those disputes, or limit the ability of the Parties to raise arguments or defenses relating to the issue should it arise in any other proceeding. This Agreement shall be governed by the laws of the State of New Hampshire. For purposes of this subsection 11.1, CVEC and CVPS hereby agree to accept service and submit to the personal jurisdiction of the State of New Hampshire.

11.2

The rights conferred and the obligations imposed on the Parties to this Agreement shall be binding on or inure to the benefit of their successors in interest or assignees as if such successor or assignee was itself a signatory hereto.

11.3

This Agreement contains the entire Agreement among the Parties respecting the subject matter herein, and supersedes all prior agreements and understandings between them, including their November 26, 2002 Term Sheet. The agreements contained herein and in the Three Agreements are interdependent and not severable, and they shall not be binding upon, or deemed to represent positions of, the Parties if they are not approved in full without modification or condition by the Commission, subject to subsection 11.4, below. This Agreement has been entered into in the spirit of compromise and in order to resolve issues of significant dispute among the Parties. Nothing herein shall be deemed an admission by any Party regarding any such disputed matter, and this Agreement shall be entirely without prejudice to the Parties. The Parties agree that this Agreement shall not be construed by any party or tribunal as having precedential impact in any future proceeding involving the parties, except as necessary to implement this Agreement, nor shall this Agreement be admissible in any legal proceeding other than for purposes of obtaining the regulatory approvals necessary to consummate the transactions contemplated hereby, to enforce the terms of this Agreement, or after the transactions contemplated hereby have closed. In the event that the Commission fails to approve this Agreement in its entirety or acts to overrule or disapprove any portion hereof, each Party agrees that their agreement set forth herein may terminate, if such party so determines in its sole discretion, and each shall have the same rights as each would have had absent this Agreement.

11.4

If the Commission does not approve this Agreement in its entirety and without modification or condition, the Parties shall have an opportunity to amend or terminate this Agreement. If terminated, this Agreement shall be deemed withdrawn and shall not constitute a part of the record in any proceeding or be used for any purpose. Termination by mutual consent is permitted and termination without cause is actionable.

	11.5	Damages for claims of breach shall be limited to direct costs related to the breach and shall not include consequential damages.
11.6

This Agreement is the product of settlement negotiations. The content of those negotiations shall be privileged and all offers of settlement shall be without prejudice to the position of any Party presenting such offer.

11.7

Acceptance of this Agreement by the Commission shall not be deemed to restrain the Commission's exercise of its authority to promulgate future orders, regulations or rules that resolve similar matters affecting other parties in a different fashion.

11.8

The approvals contemplated by this Agreement shall not be construed as requiring the Commission to relinquish its authority to develop new policies and issue orders or to initiate investigations when it deems such actions are in the public good.

11.9

The Parties agree to support this Agreement before the Commission and in any related legal proceedings, and to take all such commercially reasonable actions as are necessary to secure approval and implementation of the provisions hereof.

Signed this 31st day of January, 2003

/s/ Kenneth C. Picton Kenneth C. Picton, Esq. Senior Corporate Counsel Central Vermont Public Service Corporation 77 Grove Street Rutland, Vermont 05701	/s/ Kenneth C. Picton Kenneth C. Picton, Esq. Senior Corporate Counsel Connecticut Valley Electric Company Inc. 77 Grove Street Rutland, Vermont 05701
/s/ Kelly A. Ayotte Kelly A. Ayotte, Esq. Legal Counsel to the Governor, for The Governor's Office of Energy And Community Services 57 Regional Drive Concord, New Hampshire 03301	/s/ Gary Epler Gary Epler, Esq. General Counsel, Acting on behalf of Commission Staff Public Utilities Commission 8 Old Suncook Road Concord, New Hampshire 03301
/s/ Michael W. Holmes Michael W. Holmes, Esq. Consumer Advocate Office of the Consumer Advocate 117 Manchester Street Concord, New Hampshire 03301	/s/ Guy Santagate Gut Santagate City Manager City Hall Claremont, New Hampshire 03743
/s/ Alan Linder Alan Linder, Esq. Staff Attorney New Hampshire Legal Assistance P.O. Box 778 Portsmouth, New Hampshire 03802

APPENDIX A

      At closing, actual (if known) or estimated adjustments will be made to the payment due CVPS from PSNH to reflect over/under-collections in the following accounts: PPCA, FAC, BPTAP, C&LMPA and the Tiered Discount Program. The Parties reserve the right to intervene and participate in any regulatory proceeding regarding final determination of any over/under-collections. If estimated adjustments are made, reconciling adjustments will be made at post-closings to reflect final balances in the following manner (dates set forth assume a January 1, 2004 closing, and shall be adjusted to reflect an earlier or later closing date).

A.

PPCA ("Purchased Power Cost Adjustment"): The true-up of 2003 RS-2 charges to CVEC will be filed by May 31, 2004 pursuant to the RS-2 Rate Schedule and immediately reflected in normal fashion in the 2003 PPCA to determine the actual PPCA over/under-collection at December 31, 2003, which will be reflected in a May 31, 2004 post-closing. If a subsequent FERC Order (expected in July 2004 absent any intervention) modifies the true-up amount, it will be reflected in a post-closing at the end of the following month.

B.	FAC ("Fuel Adjustment Clause"): The FAC over/under-collection at December 31, 2003 will be reflected in a January 31, 2004 post-closing.
C.

BPTAP ("Business Profits Tax Adjustment Percentage"): The 2003 Business Profits Tax return will be filed in October 2004 and reflected in the 2003 BPTAP to determine the actual over/under-collection at December 31, 2003, which will be reflected in an October 31, 2004 post-closing. The FAS 109 balance at December 31, 2003 reflected in the closing will be credited to the 2003 BPTAP over/under-collection.

D.

C&LMPA ("Conservation and Load Management Percentage Adjustment"): The C&LMPA over/under-collection at December 31, 2003 is final and will be reflected in the January 31, 2004 post-closing. Any late energy consultant bills and rebates will be reflected in the next month-end post-closing. The Core Program Shareholder Incentives for the 19-month period ending December 31, 2003 will be reflected in the C&LMPA over/under-collection at December 31, 2003 on an actual basis as known plus estimates that will be trued-up at a subsequent month-end post-closing.

E.

Tiered Discount Program: On or about January 15, 2004, CVEC will remit funds or submit an invoice to the State Treasurer's Office for December 2003 billings reflecting the difference between Tiered Discount Program Surcharge revenues and the sum of the participant credits, billed CAA program costs and monthly amortized pre-program past due balances, said filing to be made in normal fashion as specified in the utility business rules established in Docket No. DE 02-034. Thus, there will be a zero adjustment reflected at the closing and all post-closings for such differences. On the other hand, the unamortized and unreimbursed balance at December 31, 2003 on pre-program, past due balances that are being amortized and reimbursed over a two year period will be reflected in the January 31, 2004 post-closing. In addition, unreimbursed start-up and on-going administrative costs at December 31, 2003, whose recovery is deferred by Order 23,980, will be known and reflected in the January 31, 2004 post-closing.